[Regency Letterhead]
October 13, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Sirimal R. Mukerjee

Re:	Regency Energy Partners LP Registration Statement on Form S-3 Filed September 10, 2010 File No. 333-169307
Ladies and Gentlemen:
     The undersigned, Regency Energy Partners LP (“Regency”), hereby requests that the effectiveness of the above-referenced registration statement be accelerated to Friday, October 15, 2010, at 3:00 p.m. (Eastern time), or as soon thereafter as practicable.
     In connection with the foregoing request for acceleration of the above-referenced registration statement, Regency hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Regency from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Regency may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact Dan A. Fleckman of Mayer Brown LLP at (713) 238-2718 or the undersigned at (214) 840-5800.

Very truly yours, REGENCY ENERGY PARTNERS LP
By:	Regency GP LP, its general partner

By:	Regency GP LLC, its general partner

By:	/s/ Paul M. Jolas
Paul M. Jolas
Chief Legal Officer